Exhibit 99.1

Nano Dimension Expands Asia-Pacific Market Coverage with 3D Printer Sales, New Resellers and Appointment of Hong Kong Based Regional Sales Leader

NESS ZIONA, Israel, April 3, 2018 - Nano Dimension Ltd., a leading additive electronics provider (NASDAQ, TASE: NNDM), today announced it is expanding its Asia Pacific market coverage with the appointment of a regional director in Hong Kong. In related news, the company reported additional sales of its recently launched DragonFly 2020 Pro 3D Printer in the Asia-Pacific region. Korea’s HDC and Taiwan’s General Integration Technology (GIT), two tier one resellers, will buy the Company's DragonFly 2020 Pro 3D Printer and join the Company’s reseller network, extending the company’s regional coverage which also includes Hong Kong and Singapore.

The company also announced that to anchor its growth plan in Asia Pacific it successfully recruited Hong Kong-based entrepreneur, Gilad Reshef as its director to lead all customer acquisition and support activities, as well as to open a regional Customer Experience Center. Mr. Reshef co-founded Made In Sense which successfully graduated from the Incu-Tech program at the Hong Kong Science and Technology Parks (HKSTP). Prior to Made In Sense, Mr. Reshef worked for DSP Group.

“Today’s announcements reflect our strong commitment to a focused regional growth strategy that is underpinned by the delivery of our ground-breaking additive electronic solution around the globe,” said Amit Dror, CEO of Nano Dimension. “Since the commercial availability of our DragonFly 2020 Pro last November, we are experiencing growing market traction from research institutions, aerospace and defense, automotive, and consumer electronics. We expect to continue to grow our regional coverage through additional Customer Experience Centers as well as to double our reseller channel network throughout this year”.

Nano Dimension’s dedicated Asia Pacific team, under the capable leadership of Mr. Reshef, is charged with executing the company’s regional customer acquisition and support plan, leveraging a growing installed base of domain experts including a leading research institute in Hong Kong, and Nanyang Technical Institute, Singapore’s NTU.

“Fast-growing markets like Hong Kong, China and Singapore benefit from significant state funding in ground breaking technologies like the DragonFly 2020 Pro 3D Printer,” said Mr. Reshef, regional director of Nano Dimension in APAC. “We believe that our decisive investments in local Asia Pacific coverage could result in significant revenue growth for the company.”

The DragonFly 2020 Pro 3D Printer is transforming additive manufacturing for electronics development by empowering companies to take control of their entire development cycle. The system enables the 3D-printing of functional electronics such as encapsulated sensors, conductive geometries, antennas, molded connected devices, printed circuit boards and other innovative devices.

HDC will officially showcase Nano Dimension’s technology for the first time in South Korea this week during SIMTOS Goyang Manufacturing 2018, in booth 04C180.

About Nano Dimension

Nano Dimension (TASE: NNDM, NASDAQ: NNDM) is a leading additive electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses expanding its global reach in APAC, opening a regional Customer Experience Center, that it expects to continue to grow regional coverage through additional Customer Experience Centers as well as doubling its reseller channel network throughout the year, and that investments in local Asia Pacific coverage could result in significant revenue growth for the company. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 7, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third party websites.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com